UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧         Form 40-F  ☐

Change of Auditor

On May 31, 2024, the board of directors and audit and supervisory committee of Lead Real Estate Co., Ltd (the “Company”) appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, which appointment became effective upon Marcum Asia’s acceptance on July 22, 2024. Marcum Asia replaced BF Borgers CPA PC (“BF Borgers”), the former independent registered public accounting firm of the Company, which the Company dismissed on June 10, 2024. The appointment of Marcum Asia and the dismissal of BF Borgers were made after careful consideration and evaluation process by the Company. The Company’s decision was not as a result of any disagreement between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BF Borgers served as the Company’s independent public accounting firm starting from 2022. The audit report of BF Borgers on the consolidated financial statements of the Company for the fiscal years ended June 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of BF Borgers until June 10, 2024, there had been no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’s satisfaction, would have caused BF Borgers to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of BF Borgers until June 10, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in Item 15. Controls and Procedures of the Company’s annual report on Form 20-F (File No. 001-41814).

BF Borgers is not currently permitted to appear or practice before the U.S. Securities and Exchange Commission. As a result, this Form 6-K does not include a letter from BF Borgers addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Marcum Asia, neither the Company, nor someone on behalf of the Company, has consulted Marcum Asia regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company or oral advice was provided that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Marcum Asia regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

By:	/s/ Eiji Nagahara
Eiji Nagahara
Representative Director, President, and Chief Executive Officer

Date: August 16, 2024